UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 21, 2012

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

 Intention to dispose of BlackRock holding dated 21 May 2012

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: May 21st, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: May 21st, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

21 May 2012

BARCLAYS PLC

Barclays announces intention to dispose of BlackRock holding

Barclays Bank PLC ('Barclays') announces that it intends to undertake a disposal of its entire holding in BlackRock, Inc. ('BlackRock') by way of a registered offering and a related buyback by BlackRock.

A preliminary prospectus supplement relating to the offering was filed today by BlackRock with the U.S. Securities and Exchange Commission. Barclays Capital Inc., Morgan Stanley & Co. LLC and BofA Merrill Lynch are acting as joint bookrunners in the offering. In connection with the offering, BlackRock has agreed to repurchase up to $1.0 billion of its stock from Barclays conditional on completion of the offering.

Barclays currently holds BlackRock common stock and Series B convertible participating preferred stock (which automatically convert into common stock upon a sale), together representing a 19.6% economic ownership interest in BlackRock. Barclays intends, subject to exercise in full of an option to be given to the underwriters of the offering, to sell its entire holding via the offering and buyback.

In September 2011 Barclays investment in BlackRock was written down to a fair value of £3.4 billion. The subsequent increase in value of the stake has been taken to equity. For regulatory capital purposes the increase is not recognised in Barclays core tier 1 capital. The market value of Barclays investment in BlackRock, based on the closing price of BlackRock common stock on 18 May of $171.91 and assuming conversion of preferred stock, was $6.1 billion (£3.8 billion).

A further statement will be issued following pricing of the offering.

This press release does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the shares referred to in this press release in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction.

The offering referred to above may be made only by means of a prospectus supplement and accompanying prospectus, copies of which may be obtained from: Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717; Barclaysprospectus@broadridge.com (phone: +1 888 603 5847), Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department (phone: +1 866 718 1649; e-mail: prospectus@morganstanley.com) or BofA Merrill Lynch, 4 World Financial Center, New York, NY 10080, Attention: Prospectus Department, or by email at dg.prospectus_requests@baml.com.

-Ends-

For further information, please contact:

Barclays PLC
Investor Relations Charlie Rozes +44 (0) 20 7116 5752	Media Relations Giles Croot / Michael O'Looney +44 (0) 20 7116 6132 / +1 212 412 5876

About Barclays

Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking, and wealth and investment management.

With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

About BlackRock

BlackRock is a leader in investment management, risk management and advisory services for institutional and retail clients worldwide. At March 31, 2012, BlackRock's AUM was $3.684 trillion. BlackRock offers products that span the risk spectrum to meet clients' needs, including active, enhanced and index strategies across markets and asset classes. Products are offered in a variety of structures including separate accounts, mutual funds, iShares® (exchange-traded funds), and other pooled investment vehicles. BlackRock also offers risk management, advisory and enterprise investment system services to a broad base of institutional investors through BlackRock Solutions®. Headquartered in New York City, as of March 31, 2012, the firm has approximately 9,900 employees in 27 countries and a major presence in key global markets, including North and South America, Europe, Asia, Australia, and the Middle East and Africa.